SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA ASIA PACIFIC EUROPE
April 29, 2025
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Tonya Aldave
James Lopez

Re:	Aspen Insurance Holdings Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed March 20, 2025
File No. 333-276163
Ladies and Gentlemen:
On behalf of our client, Aspen Insurance Holdings Limited (“Aspen” or the “Registrant”), we hereby submit this letter in response to the oral comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was conveyed during the telephone conversation on March 27, 2025, relating to the above referenced Registration Statement on Form F-1 filed with the Commission (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a fifth amendment to the Registration Statement (“Amendment No. 5”).
In this letter, the Staff’s oral comment is set forth below in italicized, bold type, followed by the Registrant’s response in ordinary type. Except for the page references contained in the oral comment of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Other Matters, page 248
1.Oral Comment: We note the disclosure in the “Other Matters” subsection, as referenced on page 248 of the Registration Statement, regarding the Brazilian anti-trust investigation and formal allegations against Aspen Insurance UK Limited. As a result, it appears that the investigation and formal allegations may present a material risk to shareholders. Please revise your risk factor disclosure to identify the risks associated with the investigation and formal allegations or provide us with an analysis explaining why it is not necessary to do so.
Response: The Registrant respectfully acknowledges the Staff’s comment. The Registrant believes that the investigation and formal allegations by the Brazilian anti-trust regulator (“CADE”) against Aspen UK do not present a material risk to the Registrant or its business and, accordingly, the Registrant has not added risk factor disclosure on this topic due to its immateriality. The Registrant’s belief is based on its current expectations regarding the merits of CADE’s allegations, the Registrant’s potential financial exposure and the Registrant’s belief that the allegations will not result in an impact to the Registrant’s business.
* * * *

If you have questions with respect to Amendment No. 5 or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	David Amaro, Aspen Insurance Holdings Limited
Robert A. Ryan, Sidley Austin LLP
Adam M. Gross, Sidley Austin LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP